May 13, 2024

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:TV Channels Network, Inc.

Request for Withdrawal of Amendment to Offering Statement on Form 1-APOS

File No. 024-12290

Attention: Division of Corporate Finance

On behalf of TV Channels Network, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an EDGAR filing submission error. On May 1, 2024, the Company filed with the SEC (via EDGAR) a Post -Effective Amendment to Offering Statement on Form 1-A (File No. 024-12290) under form type “1-A POS” (accession no. 0001393905-24-000159) instead of a new offering statement on Form 1-A. The Company hereby withdraws the Post -Effective Amendment to Offering Statement on Form 1-A under form type “1-A POS” filed on May 1, 2024. The Company will refile an Offering Statement on Form 1-A under form type “1-A” on May 13, 2024 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel, Jacob Heskett at (918) 336-1773 or at jacob@hesklaw.com.

Sincerely,

By: /s/ Darryl Payne

Name: Darryl Payne

Title: CEO

TV Channels Network, Inc.